SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         CB Richard Ellis Services, Inc.
             ------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)



                                    12479F103
                          ----------------------------
                                 (CUSIP Number)

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12479F103                  13G                                 2 of 4

 1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
        Persons

                   Fukoku Mutual Life Insurance Company
                   I.R.S. Identification No.:  99-0099080

 2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)

 3)     SEC Use Only

 4)     Citizenship or Place of Organization

                   Japanese corporation

 Number             5)      Sole Voting Power                           0
   of
 Shares
 Beneficially       6)      Shared Voting Power                         0
 Owned
 By
 Each               7)      Sole Dispositive Power                      0
 Reporting
 Person
 With               8)      Shared Dispositive Power                    0

 9)     Aggregate Amount Beneficially Owned by Each Reporting Person    0

 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11)    Percent of Class Represented by Amount in Row 9                 0%

 12)    Type of Reporting Person (See Instructions)                     IC

CUSIP No.  12479F103                  13G                                 3 of 4

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of this class of securities.

CUSIP No.  12479F103                  13G                                 4 of 4



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 1999

FUKOKU MUTUAL LIFE INSURANCE COMPANY


By:  /s/ Junnosuke Ohmori
         Name:  Junnosuke Ohmori
         Title:  Executive Vice President